EXHIBIT 99.1

Date: February 23, 2011	530-8th Avenue SW, 6th floor Calgary AB, T2P 3S8 www.computershare.com

To: All Canadian Securities Regulatory Authorities NYSE
Subject: PENGROWTH ENERGY CORPORATION

Dear Sirs: We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	21-03-2011
Record Date for Voting (if applicable) :	21-03-2011
Beneficial Ownership Determination Date :	21-03-2011
Meeting Date :	05-05-2011
Meeting Location (if available) :	Calgary, AB

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	70706P104	CA70706P1045

Sincerely, Computershare Trust Company of Canada / Computershare Investor Services Inc. Agent for PENGROWTH ENERGY CORPORATION